DIRECT DIAL NUMBER (212) 455-7614	E-MAIL ADDRESS ELEWANDOWSKI@STBLAW.COM

                January 2, 2018

VIA EDGAR

Re:	Gates Industrial Corporation plc
Registration Statement on Form S-1
Filed December 27, 2017
File No. 333-222310

Caleb French, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. French:

On behalf of Gates Industrial Corporation plc (“Gates” or the “Company”), we are providing this supplemental letter to assist the Staff of the Division of Corporation Finance (the “Staff”) in its review of Gates’ Registration Statement on Form S-1 (the “Registration Statement”) relating to the offering of its ordinary shares (the “Offering” or “IPO”). The purpose of this letter is to respond to Comment 8 in the Staff’s comment letter, dated November 2, 2017, with regard to differences in the valuations used at the time of grants of certain equity awards and the assumed mid-point of the price range per share in the Offering.

To assist your review, we have retyped the text of the Staff’s comment in italics below. The responses and information described below are based upon information provided to us by Gates. Capitalized terms used in this letter but not defined have the meanings given to such terms in the Registration Statement.

Critical Accounting Estimates and Judgments, Share-Based Compensation, page 95

8.	Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, discuss for us each significant factor contributing to the difference.

The Company advises the Staff that on January 2, 2018, representatives of Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC, the representatives of the underwriters of the Offering (the “underwriters”), advised the Company that, based on then-current market conditions, they expect that the price range for the Offering will be within the range of $17.00 to $22.00 per share (the “Preliminary Price Range”), and that the actual price range to be included in an amendment to the Registration Statement filed prior to the launch of the road show is expected to fall within the Preliminary Price Range. The Company confirms that the actual price range will be narrowed to comply with the Staff’s interpretation regarding the parameters of a bona fide price range. The Company and the underwriters are currently preparing to begin the IPO road show on or about January 12, 2018.

The Preliminary Price Range assumes that in connection with the pre-IPO reorganization transactions described in the Registration Statement, existing holders of ordinary shares of Omaha Topco will receive depositary receipts representing 0.76293 ordinary shares in Gates Industrial Corporation plc for each 1.00 ordinary share they hold in Omaha Topco at the time of such pre-IPO reorganization transactions (the “Exchange”). For purposes of comparison, the Preliminary Price Range on a pre-Exchange basis would be approximately $12.97 to $16.78 per share, while the Company’s most recent valuation of ordinary shares was $13.83 per share on a pre-Exchange basis. This valuation was prior to the application of any discount for lack of marketability (“DLOM”).

Although there is not a significant difference between the Preliminary Price Range and the Company’s most recent valuation of its shares prior to the application of a DLOM, the Company has increased its estimate of the fair value of the shares over the past twelve months, as presented in the table below (presented based on the historical pre-Exchange and pre-Offering capital structure of Omaha Topco).

	Q1 2017	Q2 2017	Q3 2017	Q4 2017
ASC 718 estimated fair value per share (pre-DLOM) of ordinary shares in respect of options granted during the applicable quarter	$8.73	$9.15	$12.40	$13.83
ASC 718 estimated fair value per share (post-DLOM) of ordinary shares in respect of options granted during the applicable quarter	$7.42	$7.77	$10.54	$13.14
Ordinary shares in respect of options granted during the applicable quarter	689,088	3,678,640	1,514,880	0

The increase in management’s estimates of fair value during Fiscal 2017 can be primarily explained by the Company’s Adjusted EBITDA growth, as well as the sustained and accelerating industrial recovery over the course of Fiscal 2017, leading the Company to significantly update its projections used in the valuation of its ordinary shares over the past twelve months.

Further analysis and discussion of (i) the significant factors that contributed to the Company’s fair value calculations over the past twelve months, and (ii) each such factor contributing to the difference between the Preliminary Price Range and the estimated grant-date fair value of ordinary shares during the past twelve months is detailed below.

Description of Significant Factors that Contributed to Changes in Fair Value

Given the absence of a public trading market for the Company’s shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, management has exercised reasonable judgment and considered numerous objective and subjective factors, as described in the Registration Statement, to determine the best estimate of the fair value of the Company’s shares at each grant date.

Management utilized both the income approach, which relies on a discounted cash flow (“DCF”) analysis, and the market approach, which measures the value of a company through correlation to comparable companies and transactions, to determine the business enterprise value. The Company’s DCF analyses utilized projected future cash flows for the next three fiscal years, followed by annual decreases in the growth rates down to a terminal growth rate. The Company’s market approach utilized trailing twelve-month (“LTM”) Adjusted EBITDA multiples. The weighted business enterprise value was then allocated to the debt and outstanding options, with the remainder attributed to the Company’s shares. When granting options, the Company has historically determined the fair value of its shares based upon information available from the most recently completed fiscal quarter prior to such grant.

Option Grants between January 1, 2017 and April 1, 2017

The estimated fair value of the Company’s ordinary shares with respect to options granted between January 1, 2017 and April 1, 2017 was $7.42 per share on a pre-Exchange basis, which was an increase over the prior fair value estimate, and reflected a 15% DLOM. Options in respect of 689,088 shares were granted during this period, generally in connection with employee hirings, performance and promotions. Given uncertainty in the industrial markets in Fiscal 2016, the Company did not have immediate plans for a liquidity event during this period.

Option Grants between April 2, 2017 and July 1, 2017

The estimated fair value of the Company’s ordinary shares with respect to options granted between April 2, 2017 and July 1, 2017 was $7.77 per share on a pre-Exchange basis, which was a 4.8% increase over the prior fair value estimate, and reflected a 15% DLOM. Options in respect of 3,678,640 shares were granted during this period, generally in connection with employee hirings, performance and promotions.

The increase in fair value as compared to the prior period was primarily due to the Company’s improved financial performance in the first quarter of 2017, with LTM Adjusted EBITDA increasing compared to the prior quarter, as well as the average peer group market multiples expanding. Notwithstanding the Company’s performance, and despite the general improvement in industry conditions in first quarter 2017, given the market variability during Fiscal 2016, the Company did not expect the improvement in industry conditions to be sustained and therefore did not significantly update its forward-looking projections used in the first quarter 2017 DCF. Similarly, the Company did not have any immediate plans for a liquidity event during this period.

Option Grants between July 2, 2017 and September 30, 2017

The estimated fair value of the Company’s ordinary shares with respect to options granted between July 2, 2017 and September 30, 2017 was $10.54 per share on a pre-Exchange basis, which was a 35.5% increase over the prior fair value estimate, and reflected a 15% DLOM. Options in respect of approximately 1,514,880 shares were granted during this period, generally in connection with employee hirings, performance and promotions.

The increase in fair value as compared to the previous period was primarily due to the sustained improvement in the Company’s financial performance and strengthening industry conditions, which caused the Company to significantly update its forward-looking projections. The change in projections and continued strong market multiples resulted in a $1.2 billion increase in weighted enterprise value. In addition, based on the sustained industry improvement, the Company began to contemplate the possibility of an IPO. However, it was not until the middle of the third quarter of 2017 that the Company began conversations with potential underwriters; therefore, the Company continued to reflect the uncertainty in timing of a liquidity event in its DLOM.

Option Grants from October 1, 2017 to Date

To date, there have been no options granted after September 30, 2017. However, a weighted enterprise value was calculated for the period in accordance with the Company’s methodology set out above. The fair value of the Company’s shares was determined to be $13.14 per share on a pre-Exchange basis, after the application of a 5% DLOM, based on continued increases in market multiples and Company projections. The Company utilized a 5% DLOM as compared to 15% in prior periods to reflect the conversations with underwriters that occurred during this period and ongoing preparations for the IPO.

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range

As discussed above, the Company currently expects to set an actual price range that falls within the Preliminary Price Range of $17.00 to $22.00 per share, which assumes that in connection with the pre-IPO reorganization transactions described in the Registration Statement that holders of Omaha Topco shares will receive depositary receipts representing 0.76293 shares in Gates Industrial Corporation plc for each 1.00 share they hold in Omaha Topco, or approximately $12.97 to $16.78 per share (without adjusting for the Exchange). The midpoint of the Preliminary Price Range on a pre-Exchange basis of $14.88 per share represents an increase of 7.6% from the most recent valuation as of December 30, 2017 completed in the normal course (such valuation, $13.83 per share before the application of a DLOM), which increase is consistent with the growth trajectory experienced in the prior periods.

The Preliminary Price Range was ultimately determined, in consultation with the representatives of the underwriters, based on factors that the underwriters believe would be of most importance to investors. Among the factors that were considered in determining the Preliminary Price Range for the IPO were: (i) the Company’s future prospects and growth potential of companies in its industry generally; (ii) an analysis of the typical valuation ranges seen in recent initial public offerings for other companies in the Company’s industry; and (iii) the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

The Company believes that the difference between the most recent valuation of its shares and the midpoint of the Preliminary Price Range is the result of the factors above and the following additional factors:

•	Forward-looking multiples: Because investors in initial public offerings and existing public companies place particular emphasis on forward-looking financial analysis, the Preliminary Price Range is based in large part on estimated future Adjusted EBITDA. By contrast, fair value estimates relating to previous valuation periods for purposes of option grants utilized historical trailing performance metrics of both the Company and peers. The trends in Adjusted EBITDA in Fiscal 2017, which was steadily increasing throughout the year, support that the use of estimated future Adjusted EBITDA multiples would result in a higher valuation than the methodologies relying more heavily on historical trailing performance metrics that were used in estimating fair value with respect to option grants.

•	Substantial reduction of indebtedness and use of proceeds: The Company expects to use the net proceeds it receives in the IPO to repay indebtedness, which would result in an increase in the per share value of the Company’s shares as reflected in the Preliminary Price Range, since the amount of leverage in the Company’s capital structure results in greater relative changes to the Company’s equity value than to the Company’s overall enterprise value. The Company’s valuations of its shares completed prior to engaging in the IPO process did not assume a reduction of indebtedness and therefore do not reflect the positive impact of the Company’s anticipated indebtedness reductions in connection with the IPO.

Similarly, a successful IPO will provide the Company with ready access to the equity capital markets for public companies, a “currency” with which to make strategic investments as the Company’s board of directors may deem appropriate, and increased awareness among potential customers and commercial partners.

These anticipated improvements in the Company’s financial position and operational flexibility resulting from debt reduction and equity market access are expected to have a beneficial effect on the Company’s business and operations and, as a result, increase the value of the Company’s ordinary shares compared to that of a private company.

•	Outcome and share liquidity considerations: Unlike the valuation methodologies used in connection with the Company’s option grants, the Preliminary Price Range does not take into account any discounts to reflect the probability of strategic alternatives that could yield lower valuations, such as a sale of the Company at differing valuations or that the Company could continue as a private, standalone entity. Instead, the Preliminary Price Range reflects an assumption that the completion of the IPO is certain to occur, which certainty increases the value of the shares as successfully completing an IPO will provide liquidity for the Company’s shares.

•	Comparison group: The Preliminary Price Range also reflects the recent input of the representatives of the underwriters in developing a valuation of the Company with respect to a peer comparison group. While the comparable companies used in the Company’s prior determinations of fair value were appropriately selected to value a private company, the companies used by the representatives of the underwriters to derive the Preliminary Price Range were broader in scope. The Company believes that public market investors will use a broader set of comparable companies to value the Company’s ordinary shares and may ascribe a higher value to these companies. The Company also believes that public market investors, in the context of the IPO, will likely only consider companies of a certain size threshold and trading volume in their valuation analysis.

Given the considerations outlined above, the Company believes that the difference between the estimated fair value of its ordinary shares, as used for the purpose of calculating a charge in accordance with the requirements of ASC 718 for options granted over the past twelve months, and the midpoint of the Preliminary Price Range is reasonable.

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Please do not hesitate to call the undersigned at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Edgar J. Lewandowski
Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Amanda Ravitz

Geoff Kruczek

Kristin Lochhead

Gates Industrial Corporation plc

Jamey S. Seely

David H. Naemura

Simpson Thacher & Bartlett LLP

Jonathan R. Ozner

Davis Polk & Wardwell LLP

Michael Kaplan